UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1	Telefónica: Changes in the composition of the Board of Directors and its Committees.	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

The Board of Directors of Telefónica, at its meeting held today, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, unanimously adopted the following resolutions in relation to its Board of Directors and its Committees:

-    To accept the voluntary resignation presented by Mr. Francisco Javier de Paz Mancho, for professional reasons and in order to take on executive responsibilities within the Telefónica Group, from his position as Director of Telefónica, thereby resigning as Member of the Executive Commission and of the Nominating, Compensation and Corporate Governance Committee, and from his position as Chairman of the Sustainability and Regulation Committee.

-    In order to fill the vacancy described above, and at the proposal of the Nominating, Compensation and Corporate Governance Committee, to appoint Mr. César Mascaraque Alonso as Independent Director of Telefónica, by co-optation, currently Member of the Board of Directors of Telefónica Brasil, S.A. (VIVO).

-    Consequently, Telefónica’s Board of Directors is composed of nine Directors classified as Independent, which represents 60% of its total composition.

-    To appoint Ms. Ana María Sala Andrés as Chairwoman of the Sustainability and Regulation Committee, to replace Mr. Francisco Javier de Paz Mancho.

-    With regard to Mr. de Paz, as previously indicated, he will take on executive functions within the Telefónica Group, as Deputy Director to the Chairman Mr. Marc Thomas Murtra Millar, and as responsible for Infrastructure (Telefónica Infra), Real Estate Assets, and Corporate Social Responsibility, while remaining Chairman of the Board of Directors of Telefónica Audiovisual Digital, S.L.U. (Movistar +).

Madrid, October 22, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 22, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors